

November 23, 2011

Pnina Fishman
Interim Chief Executive Officer
Denali Concrete Management, Inc.
123 West Nye Lane, Suite 129
Carson City, NV 89706

> **Re: Denali Concrete Management, Inc.**
> **Form 8-K**
> **Filed November 23, 2011**
> **File No. 000-52545**

Dear Dr. Fishman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. When a reverse merger (recapitalization) occurs, a change in accountants almost always occurs unless the same accountant audited the pre-merger financial statements of both the shell company registrant and the operating company. The independent accounting firm that will no longer be associated with the registrant is considered the predecessor accountant.   We note that Denali Concrete Management's accountant is R.R. Hawkins & Associates while Eye Fite Ltd's accountant is Kost Forer Gabbay & Kasierer (Ernst & Young). Please amend the Form 8-K to include the disclosures required by Item 4.01.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at 202 551-3774 or Jamie Kessel at 202 551-3727 if you have questions regarding our comments.

Sincerely,

/s/ Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining